UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Completion of Public Fund Repayment

Tokyo, June 9, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) announced today the completion of settlement as planned with respect to the secondary offering to repay public fund preferred shares that was announced on May 22, 2006.

Completion of this repayment marks the full repayment of all public funds provided to the Group.

The support provided by public funds has enabled Mitsubishi UFJ Financial Group to revitalize its business. In full recognition of this support we will strive to steadfastly pursue our future business in a fully autonomous manner. We will also endeavor to meet the expectations of our customers, shareholders and all stakeholders, fulfill our customers’ needs and inspire their trust.

Bearing a global perspective, MUFG will accelerate the deployment of its strategy in Japan and overseas with the aim of being No. 1 in service, No.1 in trust, and No.1 in global coverage. At the same time, drawing on the strengths of the entire Group, we will pursue a thoroughly customer-focused approach and deliver to our customers a steady flow of top quality, high value-added products and services.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Reference: History of repayment of public funds provided to MUFG (book value basis):

	Amount repaid		Initial amount provided		Cumulative amount repaid		Initial amount provided
October 2005	¥349.8	bn	¥323.6	bn	¥349.8	bn	¥323.6	bn
December 2005	¥301.8	bn	¥255.9	bn	¥651.6	bn	¥579.5	bn
March 2006	¥500.3	bn	¥316.5	bn	¥1,151.9	bn	¥896.0	bn
May 2006	¥274.8	bn	¥206.6	bn	¥1,426.8	bn	¥1,102.6	bn
June 2006	¥418.4	bn	¥297.3	bn	¥1,845.2	bn	¥1,400.0	bn

Note 1:	Public funds provided comprised subordinated bonds as well as preferred shares. All of these have now been repaid.
Note 2:	Amounts repaid refer to amounts repaid to the Resolution and Collection Corporation.